COMMONWEALTH OF VIRGINIA

                          STATE CORPORATION COMMISSION

                          AT RICHMOND, November 1, 2001

APPLICATION OF

CONECTIV,

                                      CASE NO. PUA010021

POTOMAC ELECTRIC POWER COMPANY

and

NEW RC, INC.

For approval pursuant toss.56-88.1 of the Code of Virginia

                             ORDER GRANTING APPROVAL

     On May 24, 2001, Conectiv, Potomac Electric Power Company ("Pepco"), and New RC, Inc. ("New RC") (collectively, "the Applicants"), filed a complete application requesting approval, pursuant to ss. 56-88.1 of the Code of Virginia ("the Code"), for New RC to acquire control of Delmarva Power & Light Company ("Delmarva"), Pepco, and Starpower Communications, LLC ("Starpower"), for Conectiv to dispose of control of Delmarva, and for Pepco to dispose of control of Starpower ("the merger").

     Conectiv, a Delaware corporation and a registered public utility holding company under the federal Public Utility Holding Company Act of 1935 ("PUHCA"), was formed as a result of a merger involving Delmarva and Atlantic City Electric Company ("ACE")./1/ Conectiv owns all of the common stock of Delmarva.

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1    This merger was approved by the Commission by Order dated August 6, 1997, in Case No. PUA970008.
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

     Delmarva is engaged in the generation, transmission, distribution, and sale of electric energy to approximately 22,000 retail customers and one wholesale customer in Virginia's two Eastern Shore counties. Delmarva currently receives certain services from Conectiv Resource Partners, Inc. ("CRP"), a wholly owned subsidiary of Conectiv, which is a Delaware company and a service company established under PUHCA. Pursuant to a service agreement between CRP and Delmarva approved by the Commission under the Affiliates Act, certain management, administrative, support, and other services are provided to Delmarva by CRP.

     Pepco, a District of Columbia and Virginia corporation with its headquarters in the District of Columbia, distributes electricity to approximately 480,000 customers in Maryland and 220,000 customers in the District of Columbia. Pepco's electric distribution services are subject to regulation by the Public Service Commissions of Maryland and the District of Columbia. Pepco and Delmarva are members of the PJM Interconnection, LLC ("PJM"), and, as such, the operational control of their transmission facilities are subject to PJM procedures. Pepco does not provide any regulated electric utility service to retail customers in Virginia. Pepco owns approximately 55 circuit miles of power lines located in Virginia that interconnect with Pepco's transmission facilities in Maryland and the District of Columbia and certain generation and transmission facilities owned by unrelated third parties.

     New RC, a Delaware corporation, is currently held as a subsidiary of Pepco. The merger will result in New RC becoming a registered public utility holding company under PUHCA. New RC will own Conectiv, Pepco, and, indirectly through subsidiaries, will own 50% of Starpower. At or prior to closing the merger, New RC will change its name to a name that has yet-to-be-determined. New RC will be headquartered in the District of Columbia.

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

     Starpower, a Delaware limited liability company, is owned 50% by a Pepco subsidiary, Pepco Communications, LLC, and 50% by an unregulated entity, RCN Telecom Services of Washington, D.C., Inc. Starpower provides local and long distance telecommunications services to approximately 13,800 customers in the District of Columbia, Maryland, and Virginia. In addition, Starpower provides cable television and Internet services in the same region. The Applicants represent that, considered together, Delmarva, ACE, and Pepco will serve a total of approximately 1.8 million utility customers in Virginia, Maryland, Delaware, New Jersey, and the District of Columbia.

     The merger is an acquisition of Conectiv through a transaction resulting from an auction voluntarily conducted by Conectiv's Board of Directors. In summary, two New RC subsidiaries will be established to implement the merger. One subsidiary, Merger Sub A, will be merged into Pepco, with Pepco as the surviving entity. The other New RC subsidiary, Merger Sub B, will be merged into Conectiv, with Conectiv as the surviving company. These mergers will make New RC the owner of Conectiv and Pepco.

     Conectiv will continue to own Delmarva, ACE, and the other current Conectiv subsidiaries (except CRP, which will become a first-tier subsidiary of New RC along with Pepco and Conectiv). Pepco will continue to be an operating utility company. Its existing subsidiary, Pepco Holdings, Inc. ("PHI"), will continue to own its current subsidiaries. At the time of application, a decision had not been made as to whether PHI will be a first-tier subsidiary of New RC or will continue to be owned by Pepco. The Applicants represent that they expect CRP to continue to provide services for various Conectiv companies, including Delmarva, and also to provide similar services to an as-yet-undetermined degree to New RC, Pepco, and/or Pepco subsidiaries.

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

     Under the Merger Agreement, New RC will effectively acquire Conectiv for a total consideration of approximately $2.2 billion in cash and stock. Pepco stockholders will receive one share of New RC common stock on a tax-free basis for each share of Pepco common stock. Conectiv common stockholders will have the option to receive either $25.00 in cash or New RC shares, subject to proration, so that the aggregate consideration paid to all Conectiv stockholders will be 50% cash and 50% stock. The amount of stock that will be issued is subject to a fixedprice "collar" for Pepco stock prices between $19.50 and $24.50. Each Conectiv share will be converted into not less than 1.02041 and not more than
1.28205 shares of New RC common stock. The transaction is expected to be tax-free to the extent that Conectiv stockholders exchange their shares for New RC common stock. The Applicants estimate that, based on the number of common shares outstanding on a fully diluted basis, Pepco stockholders will own approximately 67%, and Conectiv stockholders will own approximately 33% of the common equity of New RC.

     The cash portion of the acquisition will be financed through cash on hand, including Pepco's share of the proceeds from a recently completed sale of generating assets, as well as external financing. Merger approvals were obtained from Conectiv's shareholders on July 17, 2001, and Pepco's shareholders on July 18, 2001.

     The Applicants represent that the proposed acquisition by New RC of control of Delmarva, Pepco, and Starpower on the terms and conditions set forth in the Merger Agreement will neither impair nor jeopardize the provision of adequate service to the public at just and reasonable rates. The Applicants represent that there are no immediate plans to merge the two utility companies. Conectiv and Pepco will continue to operate as separate companies and will be subsidiaries of a new holding company, New RC. The Applicants state that the merger will

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

create a group of companies with sufficient size to succeed in the increasingly competitive utility and energy services marketplace. Conectiv, however, will continue to directly own Delmarva. Ultimate control or ownership of Delmarva will be held by New RC. Customers of Delmarva and Pepco will continue to receive utility service from the same company. The primary difference in corporate structure after the merger is that Conectiv and Pepco will be each owned by a holding company, New RC. New RC, instead of Conectiv, will own CRP after the merger.

     The Applicants also represent that the merger will not increase customers' rates. Delmarva's Virginia retail electric base rates and fuel rate are now capped to at least January 1, 2004. The Applicants indicate that there are no plans to "blend" the fuel or power purchase costs that underlie the default service rates of the two individual operating companies or to reset distribution and transmission rates on an aggregated system-wide basis.

     The Applicants expect that the merger will enable Delmarva to achieve efficiencies and cost savings in the future. The Applicants represent that, in addition, future benefits from economies of scale in procuring electric supply on reasonable terms may result from the merger to the extent that the Commission requires Delmarva to continue to provide standard offer electric supply service to its retail customers at the end of the rate freeze or rate cap periods.

     The Applicants state that, since 1999, Delmarva has accelerated its delivery-related reliability investments, and there is no indication that the merger will change Delmarva's commitments in the bulk power delivery area. The Applicants further state that new generation being added by third parties on the Eastern Shore and mechanisms adopted last year by PJM and the FERC with respect to the treatment and calculation of congestion charges should further ameliorate concerns regarding locational marginal pricing.

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

     In the application, the Applicants represent that the merger will not have an adverse impact on competition among suppliers of utility services or competitive services. The Applicants also represent that the combination of Pepco and Conectiv will not result in any market power concerns that will adversely affect competition and that it will not affect service to Delmarva's or Starpower's Virginia customers. With respect to Delmarva's retail electric service in Virginia, the Applicants state that New RC will continue the commitment to maintain safe and reliable transmission and distribution service. The Applicants also state that the merger will not affect Starpower's operations. Starpower will continue to provide telecommunications services to its Virginia customers pursuant to the terms, conditions, rates, and charges contained in its tariffs on file with the Commission.

     The Applicants propose certain service quality guarantees. Each of the guarantees is subject to certain parameters and limitations. The limitations generally involve failures to meet a guarantee due to an event outside the utility's control, such as major storms, customer interference, labor disruptions, or other events of force majeure. In some instances, the guarantee applies only to certain customer classes.

     The Applicants propose five service guarantees relating to customer appointments, new residential service installation, residential bill accuracy, call center service level, and call abandonment rate. The Applicants also propose four reliability guarantees that are applicable to electric distribution service. They concern outage restoration, customer average interruption duration index (CAIDI), system average interruption frequency index (SAIFI), and individual circuit improvement.

     For accounting purposes, the merger is treated as an acquisition of Conectiv by Pepco. The merger will be recorded using the purchase method of accounting for business combinations

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

in accordance with Accounting Principles Board ("APB") Opinion No. 16. Since Conectiv has publicly-held debt securities, so-called "push-down" accounting will not be used. In other words, any acquisition premium will appear on New RC's books and records and will not be "pushed down" to Conectiv or Delmarva. The holding company structure of the merger allows assets that are recorded on the books of ACE, Delmarva, and Pepco to remain the same.

     On June 1, 2001, the Commission issued its Order for Notice and Comment. Applicants filed proof of notice on June 29, 2001. Also, on June 29, 2001, counsel for Old Dominion Electric Cooperative ("ODEC") and A&N Electric Cooperative ("A&N") (collectively, "Respondents") filed comments and requested a hearing. Respondents' concerns primarily deal with cost savings and the resulting effect on Virginia ratepayers, reliability of service, and locational marginal pricing on the Delmarva Peninsula at the time of transmission congestion.

     On July 6, 2001, the Commission issued its Order Extending Time for Review and Establishing Procedural Schedule for Filings. In that Order, the Commission required the Applicants to respond to concerns raised by ODEC and A&N. The Commission specified that such response address cost savings resulting from the merger; reliability on the southern part of the Delmarva Peninsula; the impact of the merger on investments made to upgrade transmission service to the Delmarva Peninsula; the implications of the proposed merger with respect to distribution service quality and customer relations; and the impact, if any, the merger would have on congestion and the resulting locational marginal prices on the Delmarva Peninsula.

     The Applicants filed their response on August 1, 2001. In their response, the Applicants state that, even though the merger is expected to produce some cost savings over time, those savings are not expected to create immediate rate reductions. There will, therefore, be no immediate savings to share or to distribute to ratepayers or stockholders. The Applicants,

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

however, believe that savings will result from the elimination of certain duplicate corporate governance functions, supply chain/purchasing efficiencies, technology cost benefits, and, over time, the implementation of best practices and process improvements.

     Regarding reliability, the Applicants indicate that the merger bodes well for service reliability for Delmarva customers. The Applicants note that Delmarva has aggressively addressed service reliability issues and state that this policy will continue after the merger. Applicants reference expenditures on equipment additions and upgrades, transmission and interconnection improvements, and new generation on the Delmarva Peninsula to support their position that reliability issues are being addressed. Regarding investments made to upgrade transmission service and concerns related to congestion and locational marginal pricing, the Applicants point out that transmission service issues and those related to congestion and locational marginal pricing have been addressed by the Federal Energy Regulatory Commission ("FERC") and by PJM.

     They specifically note recent FERC decisions and PJM modifications that permit narrower pricing of congestion charges. Narrow pricing limits congestion prices to the sub-area where the congestion is occurring and, thus, subjects less load to the higher prices. In addition, PJM and FERC approved a fixed transmission right (FTR) annual reallocation mechanism that makes it easier for ODEC to hedge against congestion. Finally, as a short-term measure, Delmarva agreed with ODEC to self-schedule its Bayview and Tasley units with the result that locational marginal pricing would not apply to those units. Applicants also state that FERC dismissed a complaint filed by ODEC alleging irregularities and problems with locational

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

marginal pricing and congestion pricing in the Southern Delmarva Peninsula relying on the above-referenced factors./2/

     Concerning distribution service quality, Applicants state that the proposed guarantees of distribution service quality and reliability are major features of the merger and that its proposed guarantee proposal program is one of the most comprehensive in the United States.

     Counsel for ODEC and A&N filed a reply to the Applicants' response on August 22, 2001. In their reply, Respondents allege that the Applicants fail to respond adequately to the Commission's questions. They state that, because the Applicants fail to identify or quantify cost savings, there can be no determination of whether just and reasonable rates are jeopardized or impaired. Respondents believe that Applicants have failed to respond adequately to their concerns regarding reliability and congestion pricing. They state that, without a hearing, the application should be dismissed.

     Pursuant to Orders issued on August 31, 2001, and September 14, 2001, the Commission extended the date for filing the Staff Report to October 1, 2001. On September 27, 2001, counsel for ODEC and A&N filed a confidential document wherein they presented information designed to support their request for a hearing.

     Staff filed its Report on October 1, 2001, wherein it addressed the above-referenced issues. It its report, Staff recommends approval of the merger on the terms and conditions set forth in the Agreement. Staff also recommends that:

     1. Conectiv and Delmarva track costs to achieve the merger as well as savings achieved as a result of the merger, and identify and quantify any portion of such costs and savings attributable to Delmarva's Virginia jurisdiction;

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2    See, Old Dominion Electric Cooperative, 92 FERC P. 61,278 (2000).
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


     2. The proposed transfer not, in any way, affect Delmarva's rate reduction addressed in the Commission's Order dated June 29, 2000, in Case No. PUE000086;/3/

     3. Any modified or new affiliate agreements involving Delmarva have Commission approval under the Affiliates Act;

     4. Any arrangements involving new money pools, redemption of Delmarva securities prior to maturity, and hedging transactions have prior approval under the Securities Act and/or Affiliates Act; and

     5. Certification letter to the Securities and Exchange Commission ("SEC") be handled outside of this proceeding.

     Staff further recommends that the Applicants submit a report of action to the Director of Public Utility Accounting showing the date of transfer, any change in the name of New RC, the amount of consideration paid, and the actual accounting entries reflecting the transfer. Finally, Staff does not support Respondents' request for a hearing. Staff states that Respondents' comments do not substantiate a need for a hearing and that additional information that might be available at a hearing does not appear to be needed in this case.

     On October 1, 2001, the Commission issued its Order Permitting Response in which it permitted the Applicants and other interested parties to file a response to the Staff Report on or before October 12, 2001. On October 12, 2001, counsel for ODEC and A&N filed a response to the Staff Report wherein they reiterated their concerns with respect to transmission reliability on the Eastern Shore of Virginia and pricing at the time of transmission congestion. Respondents

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3    Application of Delmarva Power & Light Company For approval of a plan for functional separation of generation pursuant to the Virginia Electric Utility Restructuring Act, Case No. PUE000086 and Application of Delmarva Power and Light Company, Conectiv Delmarva Generation, Inc., and Conectiv Energy Supply, Inc., For approval of transactions under Chapters 4 and 5 of Title 56 of the Code of Virginia, Case No. PUA000032, 2000 S.C.C. Ann.Rpt. 499.
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

allege that Applicants have not met the standard for approving the merger under the Utility Transfers Act, and they renewed their request for a hearing.

     Also, on October 12, 2001, the Applicants filed their response to the Staff Report in which they agree with Staff's analysis and conclusions. They state in their response that reliability of service to Delmarva's customers is a particular focus of the merger. The Applicants note discussions with Staff and ODEC and A&N describing the $110 million of bulk power system projects completed by Delmarva on the Delmarva Peninsula during the 1999-2001 time period and state that the system performed with no problems during the record-setting heat of August 2001. The Applicants reaffirm their commitment to maintaining that high standard of performance. The Applicants state there is no indication that the merger will have any adverse effect on the continued outstanding performance of Delmarva's transmission system or any other aspect of its operations.

     In a letter dated October 19, 2001, from Conectiv Power Delivery to Staff's counsel, Delmarva agreed to submit to Staff within thirty (30) days after Delmarva's receipt, copies of the PJM Regional Transmission Expansion Planning Process ("RTEPP") Reports and the Mid-Atlantic Area Council ("MAAC") Reliability Assessment Reports/4/ with a cover letter summarizing the findings of such reports and the impact of their recommendations on the Virginia portion of Delmarva's service territory. Delmarva commits, if requested by Staff, to meet with Staff to review these reports and discuss Delmarva's plans for ongoing enhancements to Delmarva's transmission system. Conectiv Power Delivery commits to comply with all PJM

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4    4 PJM, as part of its RTEPP, performs a study of the transmission requirements of the PJM region on a semi-annual basis. The result of these studies is a report that is issued semi-annually listing the transmission upgrades required in order to meet applicable reliability criteria. The MAAC performs an annual study of the regional transmission system, which includes Delmarva's transmission facilities, to assure that all applicable reliability criteria are met. This study results in a report, titled "MAAC Reliability Assessment," and is issued in the fall of each year.
----------

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and MAAC recommendations shown in the reports to meet the applicable reliability criteria on the Delmarva Peninsula.

     THE COMMISSION, having considered the application, the pleadings, Staff's Report, and the responses thereto, is of the opinion that approval of the above-captioned application will not impair or jeopardize adequate service at just and reasonable rates. We note that ODEC and A&N are primarily concerned with cost savings, the reliability of the transmission system, and congestion pricing on the Delmarva Peninsula.

     We believe that the merger should impose no costs on Virginia ratepayers. We will require Applicants to track costs and savings associated with the merger and submit a report to Staff detailing the results of their analysis. Staff shall monitor such reports and advise the Commission of benefits that should flow through to Virginia ratepayers.

     With respect to reliability, we are aware that customers on the Delmarva Peninsula experienced rotating blackouts on July 6, 1999. Delmarva has made improvements to its transmission system since that time. These improvements appear to have increased reliability in that area as there were no reported blackouts during the record hot weather in the summer of 2001. With respect to future reliability, the record reflects that Delmarva plans to continue to operate its transmission system according to the reliability criteria of PJM and MAAC. Changes have been made in the PJM system model to predict better the possibility of blackouts in the future. The model changes will, therefore, enable PJM to determine more accurately the need for improvements to accomplish an improved level of reliability for the Delmarva Peninsula. Delmarva, in its letter dated October 19, 2001, agreed to submit to the Commission's Division of Energy Regulation reports from PJM and MAAC (PJM RTEPP Reports and MAAC Reliability Assessment Reports) and to comply with recommendations detailed in such reports.

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     With respect to congestion pricing, such pricing is not subject to our jurisdiction, but is, instead, subject to FERC's authority. If new units are built on the Delmarva Peninsula, that should reduce the hours of congestion, and, thus, prices may be affected. Also, as noted above, actions have been taken that should ameliorate the impact of congestion pricing in that area.

     While Respondents continue to have concerns with respect to the above-referenced issues, we are unable to tie these concerns to the merger. There is no indication that the proposed merger will impair or jeopardize the provision of adequate service to the public at just and reasonable rates. To the contrary, the record reflects that the merger should result in a stronger company with more available capital, and Applicants appear to be committed to focusing on approving reliability. We are, therefore, of the belief that a hearing will serve no useful purpose.

Accordingly, IT IS ORDERED THAT:

     1. Respondents' request for a hearing is hereby denied.

     2. Pursuant to ss.ss. 56-88.1 and 56-90 of the Code of Virginia, approval is hereby granted for New RC's acquisition of control of Delmarva, Pepco, and Starpower, Conectiv's disposition of control over Delmarva, and Pepco's disposition of control over Starpower, on the terms and conditions set forth in the Merger Agreement and as described herein.

     3. Conectiv and Delmarva shall track costs to achieve the merger, as well as savings achieved as a result of the merger, and identify and quantify any portion of such costs and savings attributable to Delmarva's Virginia jurisdiction. Costs to achieve the merger shall not be borne by ratepayers; however, any savings or benefits as a result of the merger shall flow to Delmarva's Virginia ratepayers.

     4. Delmarva shall, by May 1 of each year following the consummation of the merger, subject to extension by the Commission's Director of Public Utility Accounting, submit

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a report to the Director of Public Utility Accounting showing, for the previous calendar year, costs to achieve the merger as well as savings derived from the merger. Reports shall be submitted for a period of five years and shall detail, for the previous calendar year, the portion of such savings attributable to Delmarva's Virginia jurisdiction. Our Staff shall closely monitor such reports and advise us if there are benefits that should be flowed through to Virginia ratepayers.

     5. The Applicants shall not assert, in any forum, that the Commission's ratemaking authority is preempted by federal law with respect to Virginia's retail ratemaking treatment of any charges from any affiliate to Delmarva or from Delmarva to any affiliate.

     6. The proposed transfer shall not, in any way, affect Delmarva's rate reduction addressed in the Commission's Order dated June 29, 2000, in Case No. PUE000086.

     7. Delmarva shall obtain Commission approval under the Affiliates Act for any modified or new affiliate agreements.

     8. Delmarva shall obtain prior approval under the Securities Act and/or Affiliates Act for any arrangements involving new money pools and hedging transactions.

     9. Commission Staff certification letters required to be filed with the SEC shall be handled outside of this proceeding.

     10. Delmarva shall submit to the Commission's Director of Energy Regulation, within thirty (30) days after receipt, subject to extension by the Director of Energy Regulation, copies of the PJM RTEPP Reports and the MAAC Reliability Assessment Reports, with a cover letter summarizing the findings of the reports and the impact of their recommendations on the Virginia portion of Delmarva's service territory.

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

     11. If requested by Staff, Delmarva shall meet with Staff to review these reports and discuss Delmarva's plans for ongoing enhancements to Delmarva's transmission system.

     12. Delmarva shall comply with all PJM and MAAC recommendations that are shown in these reports concerning enhancements required to meet the applicable reliability criteria on the Delmarva Peninsula within a reasonable period of time.

     13. The approval granted herein shall have no ratemaking implications.

     14. The Applicants shall submit a report of action to the Director or Public Utility Accounting, within thirty (30) days of the transfer taking place, subject to extension by the Director of Public Utility Accounting, showing the date of transfer, any change in the name of New RC, the amount of consideration paid, and the actual accounting entries reflecting the transfer.

     15. There appearing nothing further to be done in this matter, it hereby is, dismissed.

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